Velerity Group, Inc.
STATEMENT OF FINANCIAL CONDITION
as of December 31, 2025

Assets

Cash	$	124,226
Accounts Receivable		25,000
Prepaid expenses		17,941
Total Assets	**$**	**167,167**

Liabilities and Stockholder Equity

Liabilities

Accounts payable and accrued expenses	$	5,451
Total Liabilities		**5,451**

Stockholder Equity

Common stock - par value $.01 - 10,000 shares authorized, 200 shares issued and outstanding		2
Additional paid-in capital		415,478
Retained earnings (deficit)		(253,764)
Total Stockholder Equity		**161,716**
Total Liabilities & Stockholder Equity	**$**	**167,167**